

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 10, 2020

Justin Mirro
Chief Executive Officer
Kensington Capital Acquisition Corp.
1400 Old Country Road, Suite 301
Westbury, New York 11590

      Re: Kensington Capital Acquisition Corp.
          Amendment No. 3 to Registration Statement on Form S-4
          Filed November 9, 2020
          File No. 333-248930

Dear Mr. Mirro:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 6, 2020 letter.

Amendment No. 3 to Registration Statement on Form S-4

General

1.   We note your response to comment one. We note that you are you are issuing 201,169,095 shares of New QuantumScape Class A Common Stock in connection with the Business Combination. However, you are only registering 199,527,807 New QuantumScape Class A Common Stock. Please advise.

Certain U.S. Federal Income Tax Considerations , page 123

2.   We note that the tax opinion filed as Exhibit 8.1 is a short-form tax opinion. Please revise the tax disclosure in your registration statement to clearly identify and articulate the opinion being rendered and state clearly that it is the opinion of the named counsel.

Exhibit Index, page II-2

3.   We note that your exhibit index reflects "form of" legal and tax opinions. Please update.

      You may contact Effie Simpson, Staff Accountant, at (202) 551-3346 or Martin James, Senior Advisor, at (202) 551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202) 551-3671 or Asia Timmons-Pierce, Special Counsel, at (202) 551-3754 with any other questions.

                 Sincerely,

                 Division of Corporation Finance
                 Office of Manufacturing

cc: Charles A. Samuelson